Exhibit 4.7

Equity Investment Agreement

Party A: AnPac Bio-Medical Science Co., Ltd.

Party B: Chris Chang Yu    Identity document: Passport    Identity document number: [    ]

Party A, namely AnPac Bio-Medical Science Co., Ltd., is a company with the registered address at Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands (“AnPac”). AnPac is devoted to the research and development and commercialization of its bio-medical technology. Its self-developed CDA detection technology platform has been applied to early cancer screening and detection. With research studies on approximately 40,000 samples, the CDA technology has been proven to have high sensitivity and specificity rates. AnPac is at the moment speeding up the penetration of its CDA technology platform in China and the United States, and accelerating its research and development and marketing work in these markets.

Party B is the founder, principal shareholder and chairman of the board of Party A. Considering Party A’s development in various aspects and demand for capital, Party B decided to increase the capital of Party A in the second quarter of 2020 (the “Investment”).

Pursuant to the result of negotiation between Party A and Party B (collectively, the “Parties”), the Parties agreed as follows:

1. The market value of Party A shall be determined according to the most recent valuation of Party A for equity financing purpose. The number of issued and outstanding shares of Party A shall be the number of shares issued and outstanding immediately after the most recent equity financing of Party A.

2. Party B shall invest USD2.0 million (the “Investment Amount”) in Party A.

3. Party B undertakes to complete the investment in Party A by the end of the second quarter of 2020. The Investment Amount shall be wired into the account below or other account designated by Party A:

Transferee: AnPac Bio-Medical Science Co., Ltd.

Bank: [    ]

Account no.: [    ]

Address: No. [    ]

4. Party A undertakes that before any exit or sale by Party B of the shares he acquired of Party A through the investment, Party A shall not, directly or indirectly through any other entity, engage in any business which competes with Party A’s business.

5. Party B undertakes that while being a shareholder of Party A’s, Party B will not directly or indirectly engage in any business which competes with Party A’s business, and Party B undertakes to utilize his own resources to support Party A’s business development.

6. Party A will procure the issuance of share certificates within two (2) months after the Investment Amount is wired in full by Party B into the designated account.

7. Party B may sell the shares through Party A’s successful public listing of its shares or by share transfers through acquisition agreements.

8. Any disputes between the Parties shall be heard and decided by the People’s Court of Huangpu District in Shanghai.

Party A (Stamp):	Party B (Signature):

/s/ AnPac Bio-Medical Science Co., Ltd.	/s/ Chris Chang Yu

Date: August 11, 2019	Date: August 11, 2019

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